UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )

The Lovesac Company

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

54738L109

(CUSIP Number)

Tony Moore

Anson Funds Management LP

16000 Dallas Parkway, Suite 800

Dallas, TX 75248

(214) 866-0202

With a copy to:

Adriana Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212)756-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 54738L109

1	NAMES OF REPORTING PERSONS Anson Funds Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 814,363
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 814,363

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 814,363
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (See Instructions) IA, PN

SCHEDULE 13D

CUSIP No. 54738L109

1	NAMES OF REPORTING PERSONS Anson Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 814,363
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 814,363

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 814,363
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (See Instructions) HC, OO

SCHEDULE 13D

CUSIP No. 54738L109

1	NAMES OF REPORTING PERSONS Tony Moore
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 814,363
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 814,363

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 814,363
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (See Instructions) HC, IN

SCHEDULE 13D

CUSIP No. 54738L109

1	NAMES OF REPORTING PERSONS Anson Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 814,363
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 814,363

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 814,363
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (See Instructions) FI, CO

SCHEDULE 13D

CUSIP No. 54738L109

1	NAMES OF REPORTING PERSONS Amin Nathoo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 814,363
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 814,363

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 814,363
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (See Instructions) HC, IN

SCHEDULE 13D

CUSIP No. 54738L109

1	NAMES OF REPORTING PERSONS Moez Kassam
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 814,363
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 814,363

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 814,363
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (See Instructions) HC, IN

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.00001 (the “Common Stock”) of The Lovesac Company, a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is Two Landmark Square, Suite 300, Stamford, CT 06901.

Item 2.	Identity and Background

(a)

This Schedule 13D is being filed by Anson Funds Management LP (d/b/a Anson Funds) ( “Anson Funds”), Anson Management GP LLC, Mr. Tony Moore, Anson Advisors Inc. (“AAI”), Mr. Amin Nathoo and Mr. Moez Kassam (collectively, the “Reporting Persons”).

(b)	The principal business addresses of the Reporting Persons are as follows:

For Anson Funds, Anson Management GP LLC and Mr. Moore:

16000 Dallas Parkway, Suite 800

Dallas, Texas 75248

For AAI, Mr. Nathoo and Mr. Kassam:

181 Bay Street, Suite 4200

Toronto, ON

M5J 2T3

(c)

Anson Funds is a Texas limited partnership, Anson Management GP LLC, is the general partner of Anson Funds and a Texas limited liability company, Mr. Tony Moore, is the principal of Anson Funds and the managing member of Anson Management GP LLC. AAI is an Ontario, Canada corporation, Mr. Amin Nathoo is a director and the Secretary and Chief Compliance Officer of AAI, and Mr. Moez Kassam is also a director of AAI and is the CEO and President of AAI Anson Funds and AAI serve as co-investment advisors to certain private investment funds (the “Funds”) which hold Common Stock of the Issuer. Anson Funds and AAI serve as co-investment advisors to the Funds and may direct the vote and disposition of the Common Stock held by the Funds. As the general partner of Anson Funds, Anson Management GP LLC may direct the vote and disposition of the Common Stock held by the Funds. As the principal of Anson Funds and the managing member of Anson Management GP LLC, Mr. Moore may direct the vote and disposition of the Common Stock held by the Funds. As the directors and officers of AAI, Mr. Nathoo and Mr. Kassam may each direct the vote and disposition of the Common Stock held by the Funds.

(d)

During the last five years, neither the Reporting Persons (or a controlling entity thereof) nor any executive officer or director of any of the Reporting Persons (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Securities and Exchange Commission (“SEC”) found that AAI violated Rule 105 of Regulation M under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), through transactions on behalf of certain of its private funds clients executed in connection with three securities offerings in December 2019, June 2020, and April 2021. The SEC also found that AAI participated in these transactions based on an incorrect understanding of Rule 105’s bona fide purchase exception. The SEC did not find that any of AAI’s violations were intentional or negligent. The SEC’s order noted that Rule 105 prohibits the conduct irrespective of intent, and that AAI has since undertaken remedial steps to prevent further Rule 105 violations in the future.

AAI was (i) ordered to cease and desist from committing or causing any violations and any future violations of Rule 105 of Regulation M under the Exchange Act, (ii) ordered to pay a civil money penalty in the amount of $600,000, and (iii) ordered to pay disgorgement of $2,469,109.11 and prejudgment interest of $261,285.30.

On June 11, 2024, Anson Funds and Anson Advisors, without admitting or denying the findings or conclusions therein, entered into a settlement with the SEC. The SEC approved the settlement in its order instituting administrative and cease-and-desist- proceedings, pursuant to Sections 203(e) and 203(k) of the Investment Advisers Act of 1940, making findings, and imposing remedial sanctions and a cease-and-desist order, including the following terms and conditions. Anson Funds agreed to cease and desist from violating Sections 204 and 206(4) of the Advisers Act and Rules 204-2(a), 206(4)-7 and 206(4)-8 thereunder; to a censure; and to pay a $1,250,000 civil money penalty, which will be timely paid. Anson Advisors agreed to cease and desist from violating Section 206(4) of the Advisers Act and Rule 206(4)-8 thereunder; to a censure; and to pay a $1,000,000 civil money penalty, which will be timely paid.

(f)

See Item 2(c) above for the place of organization of each of Anson Funds, Anson Management GP LLC, and AAI. Mr. Moore is a citizen of the United States of America. Mr. Nathoo and Kassam are citizens of Canada.

Item 3.	Source and Amount of Funds or Other Considerations

The Common Stock reported herein as being beneficially owned by the Reporting Persons was purchased using working capital of the Funds. An aggregate of approximately $19,821,224 (excluding brokerage commissions) was used to purchase the Common Stock reported as beneficially owned by the Reporting Persons in this Schedule 13D.

Item 4.	Purpose of Transaction

The Reporting Persons originally acquired the Common Stock reported herein for investment purposes because they believed such shares represented an attractive investment opportunity.

The Reporting Persons have had and anticipate having further discussions with officers and directors of the Issuer in connection with the Reporting Persons’ investment in the Issuer. The topics of these conversations have covered and will cover a range of issues, including those relating to the business of the Issuer, management, board composition, investor communications, operations, capital allocation, dividend policy, financial condition, mergers and acquisitions strategy and strategic plans, overall business strategy, executive compensation, and corporate governance matters related to the Issuer’s business and stakeholders. The Reporting Persons may also have similar conversations with other stockholders or other third parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals and other investors and may exchange information with any such persons or the Issuer pursuant to appropriate confidentiality or similar agreements (which may contain customary standstill provisions). The Reporting Persons may at any time reconsider and change their intentions relating to the foregoing. The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss or propose such actions with the Issuer’s management and the board of directors of the Issuer, other stockholders of the Issuer and other third parties, such as those set out above.

The Reporting Persons may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions and matters referenced above, actions taken by the Issuer’s management or board of directors, price levels of the Common Stock, liquidity requirements and other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment position in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other instruments that are based upon or relate to the value of the Common Stock or the Issuer in the open market or otherwise, selling some or all of the securities reported herein, and/or engaging in hedging or similar transactions with respect to the shares of Common Stock.

Item 5. Interest in Securities of the Issuer

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of the Common Stock beneficially owned by each of the Reporting Persons. The percentages reported in this Schedule 13D were calculated based upon the 15,550,537 shares of Common Stock issued and outstanding as of June 10, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on June 13, 2024.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The transactions effected by the Reporting Persons in the Common Stock of the Issuer during the past sixty (60) days are set forth in Schedule A. All such transactions were effected in the open market.

(d) Other than the Funds and the Reporting Persons, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among any Reporting Person or between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer’s securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1 – Joint Filing Agreement, dated as of July 9, 2024, by and among Anson Funds Management LP, Anson Management GP LLC, Mr. Moore, Anson Advisors Inc., Mr. Nathoo and Mr. Kassam.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 9, 2024

ANSON FUNDS MANAGEMENT LP

By:	Anson Management GP LLC, its general partner

By:	/s/ Tony Moore
Tony Moore
Manager

ANSON MANAGEMENT GP LLC

By:	/s/ Tony Moore
Tony Moore
Manager

/s/ Tony Moore
Tony Moore

ANSON ADVISORS INC.

By:	/s/ Amin Nathoo
Amin Nathoo
Director

By:	/s/ Moez Kassam
Moez Kassam
Director

/s/ Amin Nathoo
Amin Nathoo

/s/ Moez Kassam
Moez Kassam

SCHEDULE A

TRANSACTIONS OF THE ISSUER

DURING THE PAST SIXTY (60) DAYS

The following table sets forth all transactions in the Common Stock effected in the past sixty (60) days by the Reporting Persons. All such transactions were effected in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column Price Range ($), the price reported in that row’s Price Per Share ($) column is a weighted average price. These shares were purchased/sold in multiple transactions at prices between the price ranges indicated in the Price Range ($) column. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares purchased/sold at each separate price.

Trade Date	Common Stock Purchased (Sold)	Price per Share ($)	Price Range ($)
05/09/2024	1730	24.87	24.79-24.95
05/10/2024	1700	25.29	25.28-25.29
05/13/2024	(10,937)	27.01	27.00-27.15
05/21/2024	1600	26.57	26.54-26.61
05/22/2024	44,309	26.49	26.11-26.65
05/23/2024	55,691	26.53	26.28-26.65
06/06/2024	50,000	26.83	26.40-27.00
06/13/2024	77,729	26.31	25.96-26.40
06/14/2024	54,869	24.20	23.92-24.25
06/17/2024	53,448	24.23	24.05-24.25
06/18/2024	106,704	23.35	22.97-23.42
06/21/2024	30,899	23.19	22.96-23.25
06/25/2024	31,277	21.48	21.36-21.50
06/26/2024	5,988	21.60	21.55-21.65
06/27/2024	13,769	21.59	21.39-21.62
06/28/2024	44,274	22.35	21.82-22.50
07/01/2024	99,651	22.38	21.81-22.55